Exhibit 99.1

TECHNOLOGY RESEARCH CORPORATION REPORTS SECOND QUARTER FINANCIAL RESULTS

CLEARWATER, FLORIDA, October 31, 2006 -- Technology Research Corporation ("TRC"), (NASDAQ-TRCI), today announced revenues and operating results for its second fiscal quarter ended September 30, 2006.

Revenues were $9.7 million, $1.0 million higher than the revenue reported in the same quarter last year. Net loss for the second fiscal quarter ended September 30, 2006 was $416 thousand compared with a net loss of $245 thousand for the fiscal quarter ended September 30, 2005. Diluted net loss per share is $.07 for the current quarter compared with a $.04 diluted net loss per share for the same quarter last year.

Robert S. Wiggins, Chairman, President & CEO said, "Our second quarter results were impacted by a non-recurring $468 thousand write-down of raw material inventory to market value resulting from a significant decline in the selling price of TRC products to the Chinese RAC manufacturers. From an operational perspective, without this large inventory write-down TRC's gross profit margin for the second quarter improved approximately 4 percentage points over the second quarter of the prior year despite continuing increases in commodity prices. Part of this gross product margin improvement was due to the introduction of new products that provided required functionality at a lower cost. Additionally, the strong 30% increase in Commercial revenues over the second quarter of the prior year reflects the favorable acceptance of TRC's products. Unfortunately, lack of available funding late in the government's fiscal year ended September 30, 2006, significantly impacted our military revenues which were 21% lower than last year's second quarter. Another factor impacting our bottom line results continues to be our increased operating expenses driven by the significant legal expenses we are incurring in the patent infringement lawsuit against Tower Manufacturing Corporation."

Based on the Company's operating results for the first six months of the year and expectations for the remainder of fiscal 2007, TRC is withdrawing its full year revenue and earnings forecast. Orders for some of the Company's newly developed products are not materializing as quickly as originally projected and are expected to be delayed until future quarters. RAC revenues are also being impacted by intense competition and significant price erosion in sales to the Chinese RAC manufacturers. Furthermore, along with the government's unexpected funding issues that negatively impacted military revenues during the first half of the fiscal 2007 year, there is remaining uncertainty as to the timing of funded releases in the government's new fiscal year which may result in lower military revenues in fiscal 2007. While TRC expects to remain profitable, the uncertainty in the RAC market, military funding and the patent infringement litigation expenses leave a range of possible operating results for the remainder of fiscal 2007 dependent on these and other future events.

The fourth quarter dividend of $.02 per share was paid on October 20, 2006 to shareholders of record on September 29, 2006.

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TRC is an internationally recognized leader in electrical safety products that prevent electrocution and electrical fires and protect against serious injury from electrical shock. Based on its core technology in ground fault sensing, products are designed to meet the needs of the consumer, commercial and industrial markets worldwide. The Company also supplies power monitors and control equipment to the United States Military and its prime contractors.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Some of the statements in this report constitute forward-looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995 and the Securities Exchange Act of 1934. These statements are related to future events, other future financial performance or business strategies, and may be identified by terminology such as "may," "will," "should," "expects," "scheduled," "plans," "intends," "anticipates," "believes," "estimates," "potential," or "continue," or the negative of such terms, or other comparable terminology. These statements are only predictions. Actual events as well as results may differ

materially. In evaluating these statements, you should specifically consider the factors described throughout this report. We cannot be assured that future results, levels of activity, performance or goals will be achieved.

TECHNOLOGY RESEARCH CORPORATION AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

| | Three months ended | | Six months ended | |
	September 30 2006	September 30 2005	September 30 2006	September 30 2005
Operating revenues:				
Commercial	$ 7,227	5,539	15,181	13,466
Military	2,478	3,123	5,140	5,772
	9,705	8,662	20,321	19,238
Operating expenses:				
Cost of sales	7,739	6,883	15,925	15,166
Selling, general, and administrative	1,845	1,517	3,724	2,892
Research, development and engineering	542	538	1,029	1,026
	10,126	8,938	20,678	19,084
Operating income (loss)	(421)	(276)	(357)	154
Interest and sundry income (expense)	(17)	(54)	(44)	(94)
Income (loss) before income taxes	(438)	(330)	(401)	60
Income tax expense (benefit)	(22)	(85)	(12)	12
Net income (loss)	$ (416)	(245)	(389)	48
Net income (loss) per common share:				
Basic	$ (.07)	(.04)	(.07)	.01
Diluted	$ (.07)	(.04)	(.07)	.01
Weighted average number of common shares outstanding:				
Basic	5,888,828	5,775,625	5,880,017	5,775,018
Diluted	5,888,828	5,775,625	5,880,017	5,836,472
Dividends paid	$ .020	.015	.035	.030

TECHNOLOGY RESEARCH CORPORATION AND SUBSIDIARY
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

ASSETS	September 30 2006	* March 31 2006
Current assets:		
Cash and cash equivalents	$ 1,023	2,607
Short-term investments	510	500
Accounts receivable, net	7,704	10,730
Inventories	10,018	9,633
Prepaid expenses and other current assets	164	210
Deferred income taxes	686	445
Total current assets	20,105	24,125
Property, plant and equipment	14,630	14,285
Less accumulated depreciation	9,918	9,346
Net property, plant and equipment	4,712	4,939
Intangible Assets (net)	555	–
Other assets	68	70

		25,440	29,134

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:			
Current portion of long-term debt	$	–	1,000
Trade accounts payable		3,658	4,850
Accrued expenses		1,191	1,296
Dividends payable		133	101
Income taxes payable		105	357
Total current liabilities		5,087	7,604
Long-term debt, less current portion		1,000	2,000
Deferred income taxes		211	244
Total liabilities		6,298	9,848
Stockholders' equity:			
Common stock		3,014	2,983
Additional paid-in capital		9,192	8,770
Retained earnings		6,976	7,573
Treasury stock, 21,500 shares at cost		(40)	(40)
Total stockholders' equity		19,142	19,286
	$	25,440	29,134

*   The condensed consolidated balance sheet is derived from the Company's audited
    balance sheet as of that date.

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